Exhibit (e)(5)

GTCR

PARTNERS WITH MANAGEMENT IN PRIVATE EQUITY

STRICTLY CONFIDENTIAL

April 22, 2010

Board of Directors

Protection One, Inc.

1035 N. Third Street, Suite 101

Lawrence, Kansas 66044

Re:	Exclusivity Agreement

Ladies and Gentlemen:

This letter agreement (the “Agreement”) sets forth our understanding with respect to certain matters relating to our negotiations regarding a possible transaction (the “Possible Transaction”) between Protection One, Inc. (the “Company”) and entities to be formed by GTCR Golder Rauner LLC (“Sponsor”).

From the date hereof until 11:59 P.M., Eastern Daylight Time, on April 25, 2010 (the “Exclusivity Period”) , the Company agrees that it shall negotiate in good faith exclusively with Sponsor and shall not, and it shall cause its affiliates and each of its and its affiliates’, directors, officers, employees and representatives not to, directly or indirectly, (A) initiate, solicit, encourage, discuss, negotiate or accept any inquiries, proposals or offers (whether publicly or otherwise and whether or not subject to conditions) with respect to (i) the acquisition, in a single transaction or a series of related transactions, of 5% or more of the outstanding shares of any class of equity securities or debt securities of the Company or its subsidiaries or any interests therein, (ii) the acquisition, in a single transaction or a series of related transactions, of 5% or more of the assets and properties of the Company or its subsidiaries or interests therein (on a consolidated basis), (iii) the merger, consolidation or combination of the Company or its subsidiaries, or (iv) the recapitalization, restructuring, reorganization, liquidation, dissolution or other extraordinary transaction with respect to the Company or its subsidiaries, (each of the foregoing in clauses (i) through (iv), an “Alternative Transaction”), (B) provide information relating to the Company in connection with an Alternative Transaction, or (C) enter into any contract, agreement, arrangement or understanding concerning or relating to an Alternative Transaction, in each case with a party other than Sponsor. In the event that the Company receives an unsolicited inquiry, proposal or offer with respect to an Alternative Transaction during the Exclusivity Period, or obtains information that such an inquiry, proposal or offer is likely to be made, the Company will provide Sponsor with immediate notice thereof, which notice shall include the terms of, and the identity of the person or persons making, such inquiry, proposal or offer. The Company shall, and it shall cause its affiliates and each of its and its affiliates’ directors, officers, employees and representatives to, immediately terminate any and all discussions or negotiations with any third party with respect to, or that could reasonably be expected to lead to, an Alternative Transaction.

This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that state, without regard to its conflicts of laws provisions. The parties hereto hereby agree that the federal or state courts located in the State of Delaware will have exclusive jurisdiction to hear and determine any dispute or controversy arising under or concerning this Agreement and the parties hereto hereby consent to such jurisdiction.

If any provision of portion of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by applicable law.

This Agreement will terminate immediately following the Exclusivity Period.

GTCR Golder Rauner, LLC • 300 N. LaSalle Suite 5600 • Chicago, Illinois 60654

Phone 312.382.2200 • Fax 312.382.2201 • www.gtcr.com

GTCR

PARTNERS WITH MANAGEMENT IN PRIVATE EQUITY

Each party acknowledges and agrees that no contract or agreement providing for a Possible Transaction shall be deemed to exist, directly or indirectly, between the parties and their respective affiliates unless and until an definitive written agreement with respect to a Possible Transaction has been executed and delivered by both the Company and Sponsor. Each party also agrees that unless and until a definitive written agreement with respect to a Possible Transaction has been executed and delivered by the Company and Sponsor, neither party, nor any affiliate thereof, will be under any legal obligation of any kind whatsoever with respect to such a Possible Transaction by virtue of this Agreement (except for the matters specifically provided herein) or otherwise or by virtue of any written or oral expression with respect to such a Possible Transaction by either party’s affiliates and each of its and its affiliates’ directors, officers, employees and representatives.

For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto (whether delivered by facsimile, electronic transmission or otherwise). Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

Please confirm your agreement with the foregoing by signing and returning one copy of this Agreement to the undersigned, whereupon this Agreement shall become a binding agreement between the Company and Sponsor.

Very truly yours,

GTCR Golder Rauner LLC

By:	/s/ David A. Donnini
Name:	David A. Donnini
Title:	Principal

Accepted and agreed as of the date first Written above:

By:	/s/ Peter Ezersky
Name	Peter Ezersky
Title:	Member of Board of Directors

GTCR Golder Rauner, LLC • 300 N.LaSalle Suite 5600 • Chicago, Illinois 60654

Phone 312.382.2200 • Fax 312.382.2201 • www.gtcr.com